March 21, 2007

Via U.S. Mail and Facsimile

Alfredo Saenz
Chief Financial Officer
Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain


RE:		Banco Santander Central Hispano, S.A.
		Form 20-F for the fiscal year ended December 31, 2005 Response letter dated September 25, 2006
		Response letter dated December 1, 2006
		Response letter dated February 2, 2007
		File No. 1-12518

Dear Mr. Saenz:

      We have reviewed your response letter dated February 2, 2007, and have the following comments. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

1. We note your response to comment 1 of our letter dated December 20, 2006. We remain of the view that it would be appropriate for future filings to include disclosure regarding your Iran-related operations, including the fact that you maintain a correspondent relationship with Bank Saderat and the fact that the U.S. Department of the Treasury has identified Bank Saderat as facilitating Iran`s transfer of funds to terrorist organizations. The disclosure should also include the fact that you maintain a correspondent relationship with Bank Sepah and the fact that the U.S. Department of the Treasury has designated Bank Sepah for providing support and services to designated Iranian proliferation firms.
2. We note your response to comment 2 of our letter dated December 20, 2006. It appears to the staff that it would be appropriate for future filings to include disclosure regarding the fact that you maintain a correspondent relationship with the Commercial Bank of Syria and that the U.S. Department of the Treasury has designated the
Commercial Bank of Syria as a bank of primary money laundering concern.
3. Please provide us with the text of the disclosure you propose to include in response to the foregoing comments prior to including it in a filed document.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please contact Jack Guggenheim at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Todd Schiffman
		Donald Walker
		Division of Corporation Finance

		Nicholas Kronfeld
		Davis Polk & Wardwell
Alfredo Saenz
Banco Santander Central Hispano, S.A.
March 21, 2007
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE